Cornelius Alexander Fitzgerald

160 Crane Drive San Anselmo, California 94960
c.fitzgerald@cleanenergyholdingsllc.com

Goal for Work: Continue to do work worth doing. Listen more than speaking and consistently evolve from a static leader toward helping identify what an organization needs and executing on those needs.

EXPERIENCE

| *5/19 – Current* | **Clean Energy Holdings, LLC** | San Francisco, California |

President, Co-Founder

- Created technology driven, renewable energy investment platform
- Developed investment commitments of ~$1B+; active project developments of ~$2B+
- Organized proprietary and non-proprietary project identification and due diligence system
- Negotiated with capital partners for development, construction and permanent financings
- Led and negotiated strategic alliance partnerships to balance investment platform competencies

| *1/12 – 2020* | **Wind Harvest International, Inc.** | San Francisco, California |

Director of Finance and Strategy

- Helped lead with the development of innovative wind turbine design from prototype to commercially viable product
- Identified and hired expertise needed to evolve company into professional organization
- Negotiated several equity investment term-sheets and led overall deal construction
- Supported the company across disciplines to provide team what it needed to grow
- Represented the identity/story of the company in varied business and social contexts globally

| *5/10 – 1/12* | **Wells Fargo, One Wells Fargo Strategy Group** | San Francisco, California |

Strategic Planning Consultant

- Led aspects of execution strategy for largest merger in Financial Services history (~30M accts)
- Analysis and business plan re-design for $20B Family Wealth Management business
- Developed synthesis of business impact from new technologies on traditional bank 'branch' network
- Contributed to re-structuring strategy/implementation for $25B per year Consumer Credit business
- Created multiple business process improvements to enhance banks effectiveness and increase customer experience across banking channels

| *10/09 – 4/10* | **Keiretsu Forum, Angel Investing Group** | San Francisco, California |

Associate

- Created formal due diligence guideline for consistent investor evaluation of ventures
- Deal screening to determine viability of Entrepreneur pitching to Angel Investor forums

| *5/06 – 2/08* | **Patpatia & Associates, Inc.** | Berkeley, California |

Associate Consultant

- Acted as lead consultant to client on $20M+ national growth initiative for innovative product design, development and securing national distribution access
- Developed team leadership skills managing day-to-day activities for 5 consultants & balancing 3 major projects simultaneously
- Demonstrated presentation skills during NYSE firms' Board of Directors meeting & institutional sales meetings with 30+ financial service firms
- Formulated financial model leveraged in client's decision to fund a new national growth initiative
- Consistently volunteered for difficult tasks to extend my core competencies
- Authored insurance trade article published and distributed to 900 CEO's
- Co-authored clients national marketing campaign: e.g. copy and layout for website & print
- Created multiple detailed project plans to create implementation blueprints for client firm

EDUCATION

Dominican University of California
MBA in Sustainable Enterprise   May 2010

- Systemic Thinking Activities:

- o Initiated systemic review of $50M Natural Beef business & designed tangible action steps
- o Facilitated management decisions surrounding complexity & future uncertainty
- HIP Investor Intern: development of scorecard analytic for HIP500 portfolio product offering

University of Arizona
Eller College of Business, Bachelor of Science in Finance, GPA: 3.4   December 2004
- Selected for merit based portfolio management ($1M) class with MBA students
- UBS Financial Services Intern: created research/updates within $42M retail asset mgmt. portfolio

ACTIVITIES

- Board Member: Country Natural Beef, $50M co-operative of family owned ranches
- Travel: Brilliant to learn different perspectives, historical reference points and stay engaged globally
- IRONMAN 70.3 triathlons